SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                     Liberty Satellite and Technology, Inc.
                                (Name of Issuer)

                              Series A Common Stock
                         (Title of Class of Securities)

                                    531182103
                                 (CUSIP Number)

                                 Tracy Saltwick
                   Arnhold and S. Bleichroeder Advisers, Inc.
                           1345 Avenue of the Americas
                               New York, NY 10105
                              Telephone: (212) 698-3245

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  May 17, 2002
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

CUSIP No. 531182103

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Michael M. Kellen
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|_|  (a)
          ----------------------------------------------------------------------

|_|  (b)
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

(3)  SEC Use Only
                 ---------------------------------------------------------------
     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)  AF, PF, 00
                                         ---------------------------------------
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization  United States
                                           -------------------------------------
     ---------------------------------------------------------------------------

-------------------
 Number of Shares             (7)   Sole Voting Power
   Beneficially                                         -------------------
  Owned by Each                     ---------------------------------------
    Reporting                 (8)   Shared Voting Power   597,240
   Person With                                          -------------------
                                    ---------------------------------------
                              (9)   Sole Dispositive Power
                                                           ----------------
                                    ---------------------------------------
                            (10)    Shared Dispositive Power   597,240
                                                             --------------
-------------------                 ---------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person   597,240
                                                                   -------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 |_|
      --------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   8.84%
                                                         -----------------------
      --------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)   IN
                                                  ------------------------------

CUSIP No. 531182103

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     DEF Associates N.V.
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|_|  (a)
          ----------------------------------------------------------------------

|_|  (b)
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

(3)  SEC Use Only
                 ---------------------------------------------------------------
     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)  WC
                                         ---------------------------------------
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization  St. Maarten, Netherlands Antilles
                                           -------------------------------------
     ---------------------------------------------------------------------------

-------------------
 Number of Shares             (7)   Sole Voting Power
   Beneficially                                         -------------------
  Owned by Each                     ---------------------------------------
    Reporting                 (8)   Shared Voting Power   200,000
   Person With                                          -------------------
                                    ---------------------------------------
                              (9)   Sole Dispositive Power
                                                           ----------------
                                    ---------------------------------------
                            (10)    Shared Dispositive Power   200,000
                                                             --------------
-------------------                 ---------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person   200,000
                                                                   -------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 |X|
      --------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   2.96%
                                                         -----------------------
      --------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)   CO
                                                  ------------------------------

CUSIP No. 531182103

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Arnhold and S. Bleichroeder Advisers, Inc.
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|_|  (a)
          ----------------------------------------------------------------------

|_|  (b)
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

(3)  SEC Use Only
                 ---------------------------------------------------------------
     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)  AF
                                         ---------------------------------------
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization  New York
                                           -------------------------------------
     ---------------------------------------------------------------------------

-------------------
 Number of Shares             (7)   Sole Voting Power
   Beneficially                                         -------------------
  Owned by Each                     ---------------------------------------
    Reporting                 (8)   Shared Voting Power   200,000
   Person With                                          -------------------
                                    ---------------------------------------
                              (9)   Sole Dispositive Power
                                                           ----------------
                                    ---------------------------------------
                            (10)    Shared Dispositive Power   200,000
                                                             --------------
-------------------                 ---------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person   200,000
                                                                   -------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 |X|
      --------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   2.96%
                                                         -----------------------
      --------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)   IA
                                                  ------------------------------

CUSIP No. 531182103

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Arnhold and S. Bleichroeder Holdings, Inc.
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|_|  (a)
          ----------------------------------------------------------------------

|_|  (b)
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

(3)  SEC Use Only
                 ---------------------------------------------------------------
     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)  AF
                                         ---------------------------------------
     ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
     ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization  New York
                                           -------------------------------------
     ---------------------------------------------------------------------------

-------------------
 Number of Shares             (7)   Sole Voting Power
   Beneficially                                         -------------------
  Owned by Each                     ---------------------------------------
    Reporting                 (8)   Shared Voting Power   200,000
   Person With                                          -------------------
                                    ---------------------------------------
                              (9)   Sole Dispositive Power
                                                           ----------------
                                    ---------------------------------------
                            (10)    Shared Dispositive Power   200,000
                                                             --------------
-------------------                 ---------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person   200,000
                                                                   -------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 |X|
      --------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   2.96%
                                                         -----------------------
      --------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)   HC
                                                  ------------------------------

Item 1.  Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the Series A Common Stock, $1.00 par value (the "Shares"), of Liberty Satellite and Technology, Inc. (the "Issuer"), with its principal executive offices located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Item 2.  Identity and Background.

         (a) This statement is being filed jointly by Michael M. Kellen, an individual ("Kellen"), DEF Associates N.V. ("DEF Associates"), a corporation incorporated in Saint Maarten under the laws of the Netherlands Antilles, Arnhold and S. Bleichroeder Holdings, Inc. ("A&SB Holdings"), a corporation organized under the laws of the State of New York, and Arnhold and S. Bleichroeder Advisers, Inc. ("A&SB Advisers"), a corporation organized under the laws of the State of New York. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

         (b)-(c) The addresses of the principal business and principal offices of each Reporting Person is 1345 Avenue of the Americas, New York, NY 10105.

         DEF Associates is an unregistered investment fund engaging in the purchase and sale of securities for investment. A&SB Advisers is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as investment adviser to certain clients, including DEF Associates.

         A&SB Holdings is a privately owned holding company and has a substantial amount of assets under management in the form of individual accounts and, through A&SB Advisers, fund accounts. A&SB Holdings owns all of the outstanding stock of A&SB Advisers.

         Kellen, a natural person, is the Senior Vice President and Director of A&SB Holdings and is also a shareholder of A&SB Holdings. Kellen, in his individual capacity, also manages certain discretionary accounts on behalf of himself, his family members and other individuals.

         The directors and executive officers of DEF Associates, A&SB Advisers and A&SB Holdings are set forth on Schedules 1, 2 and 3, respectively, attached hereto. Schedules 1, 2 and 3 set forth the following information with respect to each such person:

         (i) name;

         (ii) business address (or residence address where indicated);

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (iv) citizenship.

         (d)-(e) During the last five years, neither the Reporting Persons nor any person named in Schedule 1, 2 or 3, respectively, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Kellen is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the authority given under the investment advisory and commodity trading advisory agreement with DEF Associates, A&SB Advisers caused DEF Associates to purchase, in aggregate, 200,000 Shares of the Issuer. The total investment cost (including commissions, if any) of such purchase is approximately $1,175,259.

         The total investment cost (including commissions, if any) of the Shares purchased by Kellen for certain discretionary accounts under his management is approximately $1,021,706.

         The Shares held by DEF Associates were purchased with its investment capital. The Shares purchased by Kellen were purchased with funds of such discretionary accounts under his management and such Shares are held in accounts maintained at Arnhold and S. Bleichroeder, Inc.

Item 4.  Purpose of Transaction.

         The Shares acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer's business.

          Kellen has had preliminary conversations with one or more representatives of the management of the Issuer, suggesting that the ownership interests of minority shareholders be purchased and that a prior offer to buy out all minority shareholders be renewed. Those conversations ceased prior to this filing. The Reporting Persons reserve the right to pursue such conversations further and to take such further actions as they may deem appropriate in the interest of minority shareholders.

         The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The calculation of the percentage of Shares reported beneficially owned by each Reporting Person in this Statement is based on the number of Shares disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2002. As of the close of business on August 22, 2002:

         (i) DEF Associates owns 200,000 Shares, constituting approximately 2.96% of the issued and outstanding Shares. Each of A&SB Advisers, by reason of its investment advisory relationship with DEF Associates, and A&SB Holdings, by reason of its controlling ownership of A&SB Advisers, may be deemed to own the 200,000 Shares owned by DEF Associates.

         (ii) Kellen owns 397,240 Shares beneficially through certain discretionary accounts under his management. Kellen, as the Senior Vice President and Director of A&SB Holdings, has discretionary investment management authority with respect to certain assets of the funds advised by A&SB Advisers, including the 200,000 Shares held by DEF Associates. Kellen, therefore, may also be deemed to own such 200,000 Shares. In the aggregate, Kellen beneficially owns a total of 597,240 Shares, constituting approximately 8.84% of the issued and outstanding Shares.

         (iii) Each of DEF Associates, A&SB Holdings and A&SB Advisers disclaims beneficial ownership of all Shares in the Issuer with the exception of the 200,000 Shares held by DEF Associates as described above.

         (iv) Kellen has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, of 597,240 Shares. DEF Associates, A&SB Holdings and A&SB Advisers share power to direct the vote and direct the disposition of 200,000 Shares.

         (c) The trading dates, number of Shares purchased and price per Share for all transactions from the 60th day prior to May 17 until August 22, 2002 by Kellen on behalf of his discretionary accounts and A&SB Advisers on behalf of DEF Associates are set forth in Schedules 4 and 5, respectively. All such transactions were effected in the open market. During such period, A&SB Holdings did not directly enter into any transactions in the Shares.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         A&SB Advisers acts as investment adviser to DEF Associates pursuant to the terms of the investment advisory and commodity trading advisory agreement. A&SB Holdings owns all of the outstanding stock of A&SB Advisers. Pursuant to the agreement and the relationships, A&SB Advisers and A&SB Holdings have discretionary investment management authority with respect to the assets of DEF Associates. Such authority includes the power to vote and otherwise dispose of securities purchased by DEF Associates, including the total of 200,000 Shares of the Issuer held by DEF Associates. As more particularly referred to in Item 5 above, by reason of his position and authority at A&SB Holdings, Kellen also shares beneficial ownership of such 200,000 Shares.

         Kellen, in his individual capacity, acts as attorney in fact with respect to certain discretionary accounts pursuant to the terms of certain trading authorization, which gives him investment management authority with respect to assets of such discretionary accounts. Under such trading authorization, Kellen has the power to vote and otherwise dispose of the total of 397,240 Shares owned by such discretionary accounts.

         Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit                                   Description

     A. Investment Advisory and Commodity Trading Advisory Agreement between Arnhold and S. Bleichroeder Advisers, Inc. and DEF Associates N.V.

     B. Form of Trading Authorization appointing Michael M. Kellen as attorney in fact/agent

     C. Joint Filing Agreement among Michael M. Kellen, DEF Associates N.V., Arnhold and S. Bleichroeder Advisers, Inc. and Arnhold and S. Bleichroeder Holdings, Inc.

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 23, 2002                             MICHAEL M. KELLEN


                                           By: /s/   Michael M. Kellen
                                               ---------------------------------
                                               Name:  Michael M. Kellen

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 23, 2002                             ARNHOLD AND S. BLEICHROEDER
                                              HOLDINGS, INC.


                                           By: /s/   John P. Arnhold
                                               ---------------------------------
                                               Name:  John P. Arnhold
                                               Title:  Co-President

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 23, 2002                             DEF ASSOCIATES N.V.


                                           By: /s/ Kieran J. Conroy
                                               ---------------------------------
                                               Title:  Director

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 23, 2002                             ARNHOLD AND S. BLEICHROEDER
                                             ADVISERS, INC.


                                           By: /s/  John P. Arnhold
                                               ---------------------------------
                                               Name:  John P. Arnhold
                                               Title:  Co-President

                                   Schedule 1


         The name and present principal occupation of each of the executive officers and directors of DEF Associates N.V. are set forth below. Kieran J. Conroy is an Irish citizen.


============================================= ==================================== ===================================
                                             |  Position with Reporting Person    |
          Name (Business Address)            |                                    |       Principal Occupation
---------------------------------------------|------------------------------------|-----------------------------------
Kieran J. Conroy (Kaya Flamboyan 9,          |Director                            |Director of the International
P.O. Box 812                                 |                                    |Fund Services division of The
Curacao, Netherlands Antilles)               |                                    |Citco Group Limited
---------------------------------------------|------------------------------------|-----------------------------------
Imi, Inc. (Calle 50, Edificio Plaza          |Director                            |Panamanian Corporation  providing
Bancomer, Apartado 6307 Panama)              |                                    |management services to investment
                                             |                                    |companies
---------------------------------------------|------------------------------------ -----------------------------------

                                   Schedule 2


         The name and present principal occupation of each of the executive officers and directors of Arnhold and S. Bleichroeder Advisers, Inc. are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has as his business address 1345 Avenue of the Americas, New York, NY 10105.

========================== ================================ ====================
                          |    Position with Reporting     |
            Name          |           Person               |Principal Occupation
--------------------------|--------------------------------|--------------------
Henry H. Arnhold          | Director                       |Co-Chariman
                          |                                |Arnhold and S.
                          |                                |Bleichreoder
                          |                                |Holdings, Inc.
--------------------------|--------------------------------|--------------------
John P. Arnhold           | Co-President and Director      |Co-President
                          |                                |Arnhold and S.
                          |                                |Bleichreoder
                          |                                |Inc.
--------------------------|--------------------------------|--------------------
Stanford S. Warshawsky    | Co-President and Director      |Co-President
                          |                                |Arnhold and S.
                          |                                |Bleichreoder
                          |                                |Inc.
--------------------------|--------------------------------|--------------------
James Jordan              | Managing Director              |Same
                          |                                |
--------------------------|------------------------------- |--------------------
Stephen M. Kellen         | Director                       |Co-Chariman
                          |                                |Arnhold and S.
                          |                                |Bleichreoder
                          |                                |Holdings, Inc.
--------------------------|------------------------------- |--------------------
Robert Miller             | Vice President, Secretary and  |Senior Vice
                          | Treasurer                      |President and
                          |                                |Director
                          |                                |Arnhold and S.
                          |                                |Bleichreoder
                          |                                |Inc.
--------------------------|--------------------------------|--------------------
Robert Bruno              | Vice President                 |Same
--------------------------|--------------------------------|--------------------
William P. Casciana       | Vice President                 |Senior Vice
                          |                                |President
                          |                                |Arnhold and S.
                          |                                |Bleichreoder Inc.
                          |                                |
--------------------------|--------------------------------|--------------------
Charles de Vaulx          | Vice President                 |Same
(French citizen)          |                                |
--------------------------|--------------------------------|--------------------
Jean-Marie Eveillard      | Vice President                 |Same
(French citizen)          |                                |
--------------------------|--------------------------------|--------------------
Howard Green              | Vice President                 |Chief Financial
                          |                                |  Officer
                          |                                |Arnhold and S.
                          |                                |Bleichreoder
                          |                                |Inc.
--------------------------|--------------------------------|--------------------
Allan Langman             | Vice President                 |Senior Vice
                          |                                |President and
                          |                                |Director
                          |                                |Arnhold and S.
                          |                                |Bleichreoder
                          |                                |Inc.
--------------------------|--------------------------------|--------------------
Vincent S. Viglione       | Vice President                 |Senior Vice
                          |                                |President
                          |                                |Arnhold and S.
                          |                                |Bleichreoder
                          |                                |Inc.
==========================|====================================================


                                 Pagd 15 of 31

                                   Schedule 3


         The name and present principal occupation of each of the executive officers and directors of Arnhold and S. Bleichroeder Holdings, Inc. are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has as his business address 1345 Avenue of the Americas, New York, NY 10105.


============================== ==================================== ===================================
                              |      Position with Reporting       |
      Name                    |            Person                  |        Principal Occupation
------------------------------|------------------------------------|-----------------------------------
Henry H. Arnhold              |Co-Chairman                         |Same
------------------------------|------------------------------------|-----------------------------------
John P. Arnhold               |Co-Presidential Director            |Co-President
                              |                                    |Arnhold and S. Bleichroeder, Inc.
------------------------------|------------------------------------|-----------------------------------
Stanford S. Warshawsky        |Co-President, Secretary and         |Co-President
                              |Director                            |Arnhold and S. Bleichroeder, Inc.
------------------------------|------------------------------------|-----------------------------------
Stephen M. Kellen             |Co-Chairman                         |Same
------------------------------|------------------------------------|-----------------------------------
Michael M. Kellen             |Senior Vice President and Director  |Same
------------------------------|------------------------------------|-----------------------------------
Allan Langman                 |Senior Vice President, Treasurer    |Senior Vice President, Treasurer
                              |and Director                        |and Director
                              |                                    |Arnhold and S. Bleichroeder, Inc.
------------------------------|------------------------------------|-----------------------------------
Robert Miller                 |Senior Vice President and Director  |Senior Vice President, Treasurer
                              |                                    |and Director
                              |                                    |Arnhold and S. Bleichroeder, Inc.
------------------------------|------------------------------------|-----------------------------------
Peter Van der Meyard          |Senior Vice President and Director  |Senior Vice President,
(United Kingdom citizen)      |                                    |and Director
                              |                                    |Arnhold and S. Bleichroeder, Inc.
============================== =======================================================================

                                                              Schedule 4


                   Arnhold and S. Bleichroeder Advisers, Inc.
                       (on behalf of DEF Associates N.V.)
                           Transactions in the Shares

                             Number of Shares
    Date of Transaction         Purchased          Price Per Share (including
                                                      Commissions, if any)
--------------------------------------------------------------------------------
          03-28-02                3,000                       5.70
          04-01-02                1,030                       5.50
          04-03-02                3,000                       5.10
          04-05-02                5,000                       5.38
          04-18-02                2,500                       5.60
          04-25-02                7,500                       4.95
          04-26-02               10,000                       4.75
          04-26-02                2,500                       4.50
          04-29-02                6,500                       4.00
          04-29-02                3,500                       4.00
          05-14-02               10,000                       3.55
          05-16-02                3,000                       3.85
          05-17-02                2,000                       3.85
          05-21-02               12,500                       3.52
          05-22-02                5,000                       3.27
          05-24-02                2,500                       3.33
          05-30-02                7,500                       3.25
          05-31-02                4,700                       3.25
          06-20-02                  900                       2.73

                                   Schedule 5


                                 Michael Kellen
                           Transactions in the Shares


                              Number of Shares
    Date of Transaction           Purchased           Price Per Share (including
                                                          Commissions, if any)
--------------------------------------------------------------------------------
            05-03-02                   2,500                    3.85
            05-03-02                   2,500                    3.85
            05-07-02                   2,500                    3.80
            05-07-02                   2,500                    3.80
            05-09-02                   2,500                    3.68
            05-09-02                   2,500                    3.68
            05-09-02                   2,500                    3.68
            05-09-02                   2,500                    3.68
            05-10-02                     625                    3.55
            05-10-02                     625                    3.55
            05-10-02                     625                    3.55
            05-10-02                     625                    3.55
            05-13-02                   1,875                    3.50
            05-13-02                   1,875                    3.50
            05-13-02                   1,875                    3.50
            05-13-02                   1,875                    3.50
            05-13-02                   3,750                    3.50
            05-13-02                   3,750                    3.50
            05-21-02                   1,250                    3.52
            05-21-02                   1,250                    3.52
            06-04-02                   1,250                    3.16
            06-04-02                   1,250                    3.16
            06-06-02                   3,000                    3.10
            06-10-02                   5,000                    3.03
            06-10-02                   5,000                    3.03
            06-12-02                   2,500                    2.98
            06-12-02                   2,500                    2.98
            06-13-02                   5,000                    2.91
            06-13-02                   5,000                    2.91
            06-17-02                   1,250                    2.75
            06-17-02                   1,250                    2.75
            06-20-02                   2,050                    2.73
            06-20-02                   2,050                    2.73
            06-24-02                   1,250                    2.60
            06-24-02                   2,500                    2.60
            06-25-02                   2,500                    2.53
            06-25-02                   2,500                    2.53
            06-26-02                   1,500                    2.34
            06-26-02                   1,500                    2.34
            06-26-02                   3,750                    2.13
            07-01-02                   3,750                    2.13
            07-01-02                   1,250                    2.05
            07-03-02                   1,250                    2.05
            07-03-02                   1,250                    2.05
            07-03-02                   1,250                    2.05
            07-03-02                    850                     2.00
            07-05-02                    850                     2.00
            07-05-02                   2,500                    2.00
            07-05-02                    750                     1.95
            07-08-02                    750                     1.95
            07-08-02                   1,000                    1.95
            07-08-02                   1,250                    1.90
            07-09-02                   1,250                    1.90
            07-09-02                   4,500                    1.81
            07-10-02                   4,500                    1.81
            07-10-02                   2,500                    1.75
            07-15-02                   2,500                    1.75
            07-15-02                   1,000                    1.75
            07-15-02                   1,500                    1.75
            07-15-02                   2,000                    1.67

                              Number of Shares
    Date of Transaction           Purchased           Price Per Share (including
                                                          Commissions, if any)
--------------------------------------------------------------------------------
           07-16-02                   2,000                     1.67
           07-16-02                   1,500                     1.67
           07-16-02                   1,250                     1.73
           07-17-02                   1,250                     1.73
           07-17-02                   1,250                     1.73
           07-22-02                   2,500                     1.62
           07-22-02                   2,500                     1.62
           07-23-02                   3,500                     1.45
           07-23-02                   3,500                     1.45
           07-25-02                   1,250                     1.37
           07-25-02                   1,250                     1.37
           07-26-02                   2,500                     1.27
           07-29-02                   2,000                     1.30
           07-30-02                   2,500                     1.25
           07-30-02                   2,500                     1.25
           07-31-02                  11,500                     1.21
           07-31-02                   2,000                     1.21
           08-01-02                   4,000                     1.17
           08-01-02                   2,000                     1.17
           08-02-02                   3,450                     1.20
           08-02-02                    900                      1.19
           08-02-02                    650                      1.20
           08-02-02                   3,450                     1.20
           08-02-02                    900                      1.19
           08-02-02                    650                      1.20
           08-06-02                   3,000                     1.15
           08-07-02                   4,500                     1.13
           08-07-02                  10,000                     1.13
           08-07-02                   8,000                     1.13
           08-08-02                   4,200                     1.16
           08-08-02                   4,200                     1.16
           08-09-02                   2,500                     1.18
           08-09-02                   3,500                     1.18
           08-09-02                   3,500                     1.18

                              Number of Shares
    Date of Transaction           Purchased           Price Per Share (including
                                                          Commissions, if any)
--------------------------------------------------------------------------------
           08-09-02                   5,500                     1.18
           08-12-02                   1,000                     1.10
           08-13-02                   1,500                     1.09
           08-13-02                   3,750                     1.09
           08-13-02                   1,500                     1.09
           08-13-02                   3,750                     1.09
           08-13-02                   6,500                     1.09
           08-13-02                   5,500                     1.09

                                                             EXHIBIT INDEX


----------- ------------------------------------------------------- ------------
 Exhibit                           Description                        Page No.
----------- ------------------------------------------------------- ------------
    A.      Investment Advisory Agreement between Arnhold and S.         A-1
            Bleichroeder Advisers, Inc. and DEF Associates N.V.
----------- ------------------------------------------------------- ------------
    B.      Form of Trading Authorization appointing Michael M.          B-1
            Keller as attorney in fact/agent
----------- ------------------------------------------------------- ------------
    C.      Joint Filing Agreement among Michael M. Kellen, DEF          C-1
            Associates N.V., Arnhold and S. Bleichroeder Holdings,
            Inc. and Arnhold and S. Bleichroeder Advisers, Inc.
----------- ------------------------------------------------------- ------------

                                                                       Exhibit A



          INVESTMENT ADVISORY AND COMMODITY TRADING ADVISORY AGREEMENT

                            Dated as of June 1, 2001

                                     between

                               DEF Associates N.V.

                                       and

                   Arnhold and S. Bleichroeder Advisers, Inc.

INVESTMENT ADVISORY AND COMMODITY TRADING ADVISORY AGREEMENT dated as of June 1, 2001 between DEF Associates N.V., a Netherlands Antilles corporation (the "Fund") and Arnhold and S Bleichroeder Advisers, Inc., a Delaware corporation ("A&SB Advisers") a wholly owned subsidiary of Arnhold and S Bleichroeder, Inc. ("A&SB").

     WHEREAS, the Fund is an investment fund and the primary objective of the Fund is to achieve capital appreciation primarily through investments in a diversified portfolio of securities, which on occasion may trade in options, commodities and currencies and other funds; and

     WHEREAS, the parties hereto wish to enter into this Agreement to set forth the terms and conditions on which A&SBA will provide investment advisory services to the Fund; and


     WHEREAS, in furtherance of its primary investment objective, the Fund may from time to time require to enter into transactions involving commodities, commodity futures contracts, commodity options, forward contracts on foreign currencies and other transactions relating to commodities and/or exchange traded futures contracts ("Commodity Transactions"); and

     WHEREAS, A&SB Advisers is a registered Commodity Trading Adviser ("CTA") and Commodity Pool Operator ("CPO") pursuant to the U.S. Commodity Exchange Act (the "CEA") and a member of the U.S. National Futures Association (the "NFA").


     NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties agree as follows:

     Section 1. A&SB Advisers' Authority. Upon the terms and conditions herein set forth, the Fund delegates to A&SB Advisers, and A&SB Advisers accepts, the authority, power and right to manage the funds and investments of the Fund with a view to achieving growth in the net assets of the Fund. Without limiting the generality of the foregoing, A&SB Advisers shall have and is hereby granted, the authority, power and right for and in the name of the Fund:


     a) To issue orders and directions to the Fund's bank with respect to the application for investment purposes of funds of the Fund, from time to time held by it;

     b) To purchase, sell, deal, invest and trade, on margin or otherwise, in listed and unlisted capital stock (but not for the purpose of exercising control over or management of any company, other than a subsidiary formed by the Fund), bonds, notes, debentures, trust receipts and other obligations, chooses in action, instruments, interests in any other funds or evidences of indebtedness by whomsoever issued (primarily corporations and other entities located outside of the United States) and commonly referred to as securities (but expressly excluding real estate), in rights and options relating thereto, and in options, commodities and currencies (all such items being hereinafter collectively called "Securities"); and to sell securities short;

     c) To possess, transfer, mortgage, pledge or otherwise deal in, and to exercise all rights, powers, privileges and other incidents of ownership or possession with respect to, Securities held or owned by the Fund with the ultimate objective of the preservation, protection, improvement and enhancement in value thereof (including, without limitations, when, in the opinion of A&SB Advisers exceptional economic or other highly unusual conditions are present in international markets, temporary investments in U.S. government obligations, in debt obligations of companies holding securities of companies domiciled in the United States or in investment companies holding securities of companies domiciled in the United States;

     d) To borrow or raise monies and, from time to time without limit as to amount, to issue, accept, endorse and execute promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable instruments and evidences of indebtedness; and to secure the payment of any thereof and of the interest thereon by pledge, mortgage or hypothecation of the whole or any part of the properties of the Fund which are from time to time subject to A&SB Advisers' management and control;

     e) To make loans, but only by the purchase of bonds, debentures or similar obligations and short-term obligations which are publicly distributed or of a character usually acquired by institutional investors; and

     f) To arrange for the placement of buy and sell orders and the execution of portfolio transactions for the Fund. In selecting brokers and dealers to be used in portfolio transactions, A&SB Advisers shall give primary consideration to the broker's or dealer's ability to provide the best execution of the transactions at prices most favorable to the Fund, and in the case of brokers or dealers other than A&SB Advisers, to furnish research to the Fund or A&SB Advisers for use in managing the Fund's portfolio. A&SB may act as broker if such action by A&SB for that particular transaction is in accordance with applicable law. From time to time, A&SB may find it beneficial to the account of the Fund to effect agency cross transactions with other brokerage (but not Advisory) clients of A&SB and A&SB Advisers. In such instances, A&SB Advisers may receive commissions from, and have a potentially conflicting division of loyalties and responsibilities regarding, both parties to such transactions. The Fund hereby consents to A&SB effecting cross transactions for the Fund's account. The
     Fund hereby authorizes A&SB, as permitted by Section 11(a) of the Securities Exchange Act of 1934, to effect orders for the account of the Fund, and to perform clearance and settlement services in connection with stock exchange transactions at customary commission rates, whether such transaction is executed by a broker who is affiliated or unaffiliated with A&SB.

     g) To enter into, make and perform all contracts, agreements and other undertakings as may, in the opinion of A&SB Advisers, be necessary or advisable or incidental to the carrying out of the objectives of this Agreement;

          provided, however, that nothing contained herein shall either authorize or require A&SB to take such steps which would cause it to violate the applicable margin regulations of the Board of Governors of the Federal Reserve System under the Securities Exchange Act of 1934, as amended.

     Not withstanding the foregoing, A&SB Advisers shall not have the authority, power and right for and in the name of the Fund:

          1) To engage in the business of underwriting securities issued by others or participate on a joint (or a joint and several) basis in any trading account in securities; or

          2) To purchase securities of any issuer (except governmental obligations and those of any other fund), if as a result of such purchase twenty percent (20%) or more of the total net assets of the Fund taken at cost would be invested in the securities of any one issuer provided that the Fund may purchase securities of any subsidiary of the Fund.

     Section 2. A&SB Advisers' Commodity Trading Advisory Authority.

     (a) Upon the terms and conditions herein set forth, the Fund appoints
A&SB Advisers, and A&SB Advisers accepts such appointment, as the Investment Adviser of the Fund in relation to such allocation of the assets of the Fund as shall made by the Fund from time to time for the purposes of entering into such transactions (the "Commodity Portfolio"), it being hereby agreed that A&SB shall otherwise have no responsibility for and shall be not be liable in relation to, the management of the Commodity Portfolio.

     (b) The appointment of A&SB Advisers in accordance with paragraph (a) above is subject to:

         (i) the provisions of the Articles of Incorporation of the Fund as may be in force from time to time;

         (ii)   the provisions of this Agreement;

         (iii) the investment objectives, policies, guidelines and instructions set forth in the Explanatory Memorandum of the Fund for each class of shares in the Fund, and as the same may from time to time be amended or supplemented (collectively, the "Memorandum");

         (iv) such other directions as the Fund may from time to time give A&SB Advisers.

     (c) In furtherance of the foregoing, the Fund hereby designates and appoints A&SB Advisers as its agent and attorney-in-fact, with full power and authority and without the need for further approval of the Fund (except as may be required by law) to buy, sell or otherwise effect Commodity Transactions involving the Commodity Portfolio.

     (d) The Fund represents that custody of the Commodity Portfolio will be maintained in the Fund's name with Republic National Bank of New York, 452 Fifth Avenue, New York, NY 10018, or such financial institutions (including A&SB Advisers) as may be acceptable to A&SB Advisers from time to time (hereinafter individually or collectively referred to as the "Bank") and the Fund agrees that it will execute such documents and instruments as may be necessary to enable A&SB Advisers to deal with the Commodity Portfolio for the purposes herein set forth.

     Section 3. A&SB Advisers' Compensation. Within twenty (20) days of the end of each quarter year of the Fund, the Fund agrees to pay to A&SB Advisers in U.S. currency a fee, quarterly, a management fee equal to % of the Fund's average Net Asset Value during said quarter, as determined in accordance with the provisions of the Articles of Incorporation.

     Section 4. Books and Records. A&SB Advisers will maintain proper books of record and account in which full and correct entries shall be made of all transactions, in accordance with sound accounting principles and practices consistently applied. At the reasonable request of such parties, A&SB Advisers shall afford to the Fund, as the case may be, reasonable access to the books, records reports and other papers of A&SB Advisers which relate to any transactions and such right shall survive any termination of this Agreement.

     Section 5. Periodic Reports. At the close of business on the last day of each month, A&SB Advisers will prepare and promptly transmit to the Fund, a report in such form and containing such details regarding all transactions entered into by A&SB Advisers during the relevant month as shall be agreed from time to time between the parties hereto. In addition to the foregoing, the Fund may at any time and from time to time discuss and consult with A&SB Advisers regarding its obligations and duties under, and transactions made pursuant to, this Agreement.

     Section 6. Other Clients. It is understood and agreed that A&SB Advisers acts as CPO/CTA and investment adviser to other clients, and may take action and/or give advice with respect to any of those clients which may differ from the advice given, or the timing or nature of action taken, with respect to the Fund. A&SB Advisers and its affiliates may engage in transactions or cause or advise other clients to engage in transactions which may differ from or be identical to the transactions engaged in by A&SB Advisers for the Fund. In the event A&SB Advisers enters into other transactions that have been recommended for the Fund and one or more of A&SB Advisers' other accounts, such transactions may be made collectively for the various accounts and may be allocated among the accounts (including the Fund) in a manner that A&SB Advisers believes in good faith to be equitable. To the extent permitted by law, A&SB Advisers shall be permitted to bunch or aggregate orders on behalf of the Fund with orders for other accounts. The Fund acknowledges and consents that A&SB Advisers may act as investment Adviser in relation to a transaction to be effected on the Fund's behalf in which A&SB Advisers or an affiliate acts as broker for both the Fund and another person on the other side of the transaction or, to the extent permitted by applicable law, as principal (in which case A&SB Advisers or its affiliate may charge the Fund a customary mark-up). The Fund understands that in connection with any such agency cross transaction, A&SB Advisers or such affiliate will receive commissions from both parties to the transaction and that they may have a potential conflict of interest with respect to the parties to the transaction. The Fund hereby consents to any agency cross transaction effected by A&SB Advisers to which the Fund may be a party and understands that such consent will remain in full force and effect until such time as the Fund notifies A&SB Advisers in writing of the revocation thereof.

     Section 7. Confidential Information. All information and advice furnished by any of the parties hereto to the other parties hereto shall be treated as confidential and shall not be disclosed to third parties, except as required by law or as contemplated by this Agreement. The terms of this Section 7 shall not apply to confidential information if such information is contained in the Memorandum. Nothing herein shall prevent general disclosures by A&SB Advisers to others of the transactions entered into it provided that such disclosures are not specifically tied to the activities of the Fund.

     Section 8. Scope of Liability. To the extent and only to the extent that such agreement is not prohibited or invalid under applicable law including without limitation the CEA and the U.S. Investment Advisers Act of 1940, as amended, A&SB Advisers shall not be liable to the Fund, its affiliates, offices, directors, employees or shareholders for any losses, damages, expenses or claims occasioned by any act or omission of A&SB Advisers in connection with the performance of its services hereunder, other than as a result of its own gross negligence, bad faith, breach of fiduciary duty, willful or reckless malfeasance, disregard of any of its obligations under this agreement or as otherwise required by applicable law.

     Section 9. Indemnification; Injunctive Relief.

     (a) The Fund shall indemnify A&SB Advisers (which shall include solely for purposes of this section, each of its officers, employees and shareholders) and hold A&SB Advisers harmless from and against any expense, loss, liability or damage arising out of any claim asserted or threatened to be asserted against A&SB Advisers in connection with its performance of its duties and obligations pursuant hereto; provided, however, that A&SB Advisers shall not be entitled to any such indemnification with respect to any expenses, loss, liability or damage which was caused by A&SB Advisers' own gross negligence, bad faith, breach of fiduciary duty, willful or reckless malfeasance or disregard of any of its obligations under this Agreement, including, without limitation, its failure to provide accurate and timely information.

     (b) A&SB Advisers shall indemnify the Fund against, and hold it harmless from, any expense, loss, liability or damage arising out of any claim asserted or threatened to be asserted by any third party as a consequence of any misstatement of any material fact or any other misrepresentation concerning the Fund or its Shares by A&SB Advisers. The indemnification under this subparagraph shall extend to directors, officers, employees, shareholders, offerees, investors and agents of the Fund.

     (c) In the event that any party hereto is or becomes a party to any action or proceeding in respect of which it may be entitled to seek indemnification hereunder (the "indemnitee") the indemnitee shall promptly notify the other parties (the "indemnitors") thereof. The indemnitors shall be entitled to participate in any such suit or proceeding and, to the extent that it may wish, to assume the defense thereof with counsel reasonably satisfactory to the indemnitee. After notice of an election by the indemnitors to assume the defense thereof, the indemnitors will not be liable to the indemnitee in connection with the defense thereof other than for reasonable costs of investigation or reasonable legal expenses incurred as a result of (i) potential conflicts of interest between the indemnitee and indemnitors; or (ii) the protection of proprietary or private interests of other clients of the indemnitee. The indemnitors shall advance to the indemnitee the reasonable costs and expenses of investigating and/or defending such claim, subject to receiving a written undertaking from the indemnitee to repay such amounts if and to the extent of any subsequent determination by a court or other tribunal of competent jurisdiction that the indemnitee was not entitled to indemnification hereunder.

     (d) The indemnitors shall not be liable hereunder for any settlement of any action or claim effected without its written consent thereto.

     Section 10. Independent Contractor. For all purposes of this agreement, A&SB Advisers shall be an independent contractor and not an employee or agent of the Fund; nor shall anything herein be construed as making the Fund a partner or co-venturer with A&SB Advisers or any of its affiliates. Except as provided in this agreement, A&SB Advisers shall not have authority to bind, obligate or represent the Fund.

     Section 11. Duration and Termination. The term of this Agreement shall extend until such time as shall be thirty (30) days after the giving of written notice by the Fund to A&SB Advisers or A&SB Advisers to the Fund, as appropriate, requesting termination of this Agreement. In addition, this Agreement shall terminate automatically and without penalty in the event that A&SB Advisers' registration as a CPO/CTA and its membership of the NFA has expired or been revoked, suspended, terminated or not renewed, or limited or qualified in any manner which is not reasonably acceptable to the Fund if A&SB Advisers ceases for any reason to be registered as a CPO/CTA pursuant to the CEA and a member of the NFA. Termination of this Agreement shall not prejudice any fees, liabilities or commitments initiated, made, or accrued prior to the effective date of such termination.

     Section 12. Notice. All communications provided for or permitted hereunder shall be in writing and shall be delivered or mailed by overnight courier to the following addresses:


       If Addressed to:                       Address
           The Fund                           Kaya Flamboyan 9
                                              P.O. Box 812
                                              Curacao, Netherlands Antilles

         A&SB Advisers                        1345 Avenue of the Americas
                                              New York, New York  10105

or to such other address as any party hereto may designate by written notice to the other parties.

     Section 13. Assignability. None of the parties hereto may assign any of its rights or obligations under this Agreement without the written consent of the other parties.

     Section 14. Client Acknowledgment. The Fund acknowledges receipt of the written disclosure documents required by CEA and the Commodity Pool Regulations promulgated pursuant thereto not less than 48 hours prior to entering into this agreement.


     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their officers or directors thereunto duly authorized as of the day and year first above written.


DEF ASSOCIATES N.V.

By:
    ----------------------------------
Name:
Title:


ARNHOLD and S. BLEICHROEDER ADVISERS, INC.


By:
    ----------------------------------
Name:
Title:

                                       B-1                             Exhibit B

                         FORM OF TRADING AUTHORIZATION
              TO PURCHASES AND SALES OF SECURITIES AND COMMODITIES

Arnhold and S. Bleichroeder, Inc.

         The undersigned hereby authorizes _____________________________________
(whose signature appears below) as the undersigned's agent and attorney in fact (hereinafter referred to as "agent") to buy, sell (including short sales), and trade in stocks, bonds, and any other securities and/or commodities and/or contracts relating to the same, on margin or otherwise, in accordance with your terms and conditions, for the undersigned's account and risk and in the undersigned's name or number on your books. The undersigned hereby agrees to indemnify and hold you harmless from and to pay you promptly on demand any and all losses arising therefrom or debit balance due thereon.

         In all such purchases, sales or trades you are authorized to follow the instructions of the agent in every respect concerning the undersigned's account with you; and the agent is authorized to act for the undersigned and in the undersigned's behalf in the same manner and with the same force and effect as the undersigned might or could do with respect to such purchases, sales or trades as well as with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales, or trades.

         The undersigned hereby ratifies and confirms any and all transactions with you heretofore or hereafter made by the agent for or with respect to the undersigned's account. The undersigned hereby waives notification of any and all transactions with you heretofore or hereafter made by the agent for or with respect to the undersigned's account and delivery of any statements, notices or demands pertaining thereto.

         This authorization and indemnity is in addition to and in no way limits or restrict any rights which you may have under any other agreement or agreements between the undersigned and your firm.

         This authorization and indemnity is also a continuing one and shall remain in full force and effect until revoked by the undersigned by a written notice addressed to you and delivered to your main office, but such revocation shall not affect any liability in any way resulting from transactions initiated prior to your receipt of such revocation. In case of the death of the undersigned this authorization shall continue and you shall not be responsible for any action taken on the basis of this authorization until you have received written notice of death addressed to you and delivered to your main office. This authorization and indemnity shall enure to the benefit of your present firm and of any successor firm or firms irrespective of any change or changes at any time in the membership thereof for any cause whatsoever, and of the assigns of your present firm or any successor firm.

The undersigned has read the foregoing in its entirety before signing.

Date, New York, N.Y. _________________               Very truly yours,

_____________________________                        ____________________

                                       C-1                             Exhibit C

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D, dated on August 23, 2002 (the "Schedule 13D"), with respect to the Series A Common Stock of Liberty Satellite and Technology, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 23rd day of August, 2002.

Michael M. Kellen                            Arnhold and S. Bleichroeder
                                             Holdings, Inc.


/s/ Michael M. Kellen                        /s/ John P. Arnhold
-------------------------------------        -----------------------------------
                                             Name:  John P. Arnhold
                                             Title:  Co-President



Arnhold and S. Bleichroeder Advisers, Inc.   DEF ASSOCIATES N.V.


/s/ John P. Arnhold                          /s/ Kieran J. Conroy
-------------------------------------        -----------------------------------
Name:  John P. Arnhold                       Name:  Kieran J. Conroy
Title:  Co-President                         Title:  Director